(Translation)

Form 9-III

Quarterly Report

Second Quarter of 3rd Business Year
(From January 1, 2017 to June 30, 2017)

(Translation)

Kubota Pharmaceutical Holdings Co., Ltd.

(This English translation of the Quarterly Report has been prepared solely for reference purposes and shall not have any binding force.)

(Translation)

Documents to be filed	Quarterly Report
Under:	Article 24-1 of the Financial Instruments and Exchange Act of Japan
To be filed with:	Director General of Kanto Local Finance Bureau
Date of filing:	August 8, 2017
Quarterly accounting period:	Second quarter of the 3rd business year (covering the period January 1, 2017 to June 30, 2017)
Company Name:	Kubota Pharmaceutical Holdings Co., Ltd.
Title and name of representative:	Dr. Ryo Kubota, Representative Executive Officer, Chairman, President and Chief Executive Officer
Address of headquarters:	Kasumigaseki Tokyu Building 4F, 3-7-1 Kasumigaseki, Chiyoda-ku,
Tokyo 100-0013, Japan
Contact	Yasuo Ishikawa, Director of Financial Reporting
Japan Office
(Telephone: 03-6550-8928)

TABLE OF CONTENTS

PART I.    INFORMATION ON THE COMPANY

I.    OUTLINE OF THE COMPANY

1.    Changes in Major Business Indices

In thousands (JPY (¥), except for shares, percentage and per share amounts)

Covered Period	2nd Quarter of 2016 Business Year Unaudited	3rd Fiscal Year 2nd Quarter Unaudited	2nd Fiscal Year
Accounting Period	From: 1/1/2016 To: 6/30/2016	From: 1/1/2017 To: 6/30/2017	From: 1/1/2016 To: 12/31/2016
Operating revenue (6 months, full-year for "2016 Business Year" column)	¥744,992	¥—	¥846,254
Operating revenue (3 months)	¥311,859	¥—
Loss before income tax	¥(2,390,375)	¥(1,985,733)	¥(3,910,673)
Net loss attributable to common shareholders (6 months, full-year for "2016 Business Year" column)	¥(2,392,370)	¥(1,985,905)	¥(3,910,726)
Net loss attributable to common shareholders (3 months)	¥(853,200)	¥(947,542)
Comprehensive loss	¥(5,257,380)	¥(2,618,245)	¥(4,815,372)
Total shareholders’ equity	¥15,935,857	¥14,211,435	¥16,524,126
Total assets	¥16,665,906	¥14,714,485	¥17,172,397
Net loss per share - Basic (6 months, full-year for "2016 Business Year" column)	¥(64.42)	¥(52.45)	¥(104.52)
Net loss per share - Basic (3 months)	¥(22.83)	¥(25.01)
Net loss per share - Diluted (6 months, full-year for "2016 Business Year" column)	¥(64.42)	¥(52.45)	¥(104.52)
Capital ratio (%)	95.6%	96.6%	96.2%
Cash flows from operating activities	¥(1,798,756)	¥(1,619,259)	¥(3,165,580)
Cash flows from investing activities	¥1,855,368	¥1,790,297	¥3,221,900
Cash flows from financing activities	¥448,202	¥10,413	¥367,072
Cash and cash equivalents—end of period	¥984,035	¥1,177,421	¥1,042,474

(Notes)    1.    The quarterly consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS).
2.    As the Company prepared the quarterly consolidated financial statements, the Changes in Major Business Indices for non-consolidated financial statements was not disclosed.
3.     Revenue from collaborations did not include consumption taxes.
4.    On December 1, 2016, we carried out a share split that converted one common share into 3,783,961.9 shares. We have calculated the Net loss per share based on the assumption that said share split was carried out at the beginning of the 2nd fiscal year.

2.	Nature of Business
There were no material changes in contents of the Company’s business described in the Annual Securities Report for FY2016 during this accumulated quarterly period.

II.	STATE OF BUSINESS

1.     Risk Factors Relating to Business, etc.

There were no new risk factors noted and no major changes in the risk factors not previously disclosed in the Annual Securities Report during this accumulated quarterly period.

2.     Material Contracts Relating to Business, etc.
There were no material changes in Company contracts described in the Annual Securities Report for FY2016 during this accumulated quarterly period.

3.	Analysis of Financial Condition, Results of Operations and Cash Flows

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management as of June 30, 2017.
(1) Analysis of Results of Operations
Effective December 1, 2016, we completed a triangular merger, the Redomicile Transaction, pursuant to which Acucela Inc., the former parent company of Kubota Holdings, the Company, merged with and into Acucela North America Inc., a wholly owned subsidiary of the Company, established on March 24, 2016 as a surviving corporation. Under such transaction, the shares of common stock of the Company were allocated and issued to the shareholders of Acucela Inc. in exchange for the common stock of such company.

Comparison of the Six Month Periods Ended June 30, 2017 and June 30, 2016
The following table presents revenues for clinical programs (in thousands, except percentages):

	Six Months Ended June 30,		2016 to 2017 ¥ Change	2016 to 2017 % Change
	2017	2016
Emixustat	¥—	¥744,653	¥(744,653)	(100.0)%
Other	—	339	(339)	(100.0)%
Total	¥—	¥744,992	¥(744,992)	(100.0)%

The decrease in revenue from collaborations for the six months ended June 30, 2017 compared to the same period in 2016 was due to the completion of the Emixustat clinical trial during 2016 and wind-down activities related to Emixustat following the termination of our collaboration with Otsuka. Wind-down activities related to Emixustat were completed in December 2016.
Our Phase 2b/3 clinical trial results related to Emixustat for the treatment of geographic atrophy was completed in May 2016. We do not expect to generate any revenue from the terminated collaboration with Otsuka related to Emixustat in the future.

Research and development

Under our strategic plan we anticipate that we may independently develop potential product candidates, and, in the absence of establishing new collaborations, our expenditures on such programs will not be funded by collaborative partners. We expect our total research and development expenses to increase in absolute dollars as we pursue development of our product candidates in multiple indications and potentially execute additional in-licensing transactions, which may result in potential upfront and milestone payments.
The following table presents research and development expenses for clinical programs (in thousands, except percentages):

	Six Months Ended June 30,		2016 to 2017 ¥ Change	2016 to 2017 % Change
	2017	2016
Internal Research	¥870,169	¥682,299	¥187,870	27.5%
Emixustat	428,915	865,691	(436,776)	(50.5)%
Total	¥1,299,084	¥1,547,990	¥(248,906)	(16.1)%
Research and development expenses incurred through internal research activities increased for the six months ended June 30, 2017 due to to expenses incurred in the pre-clinical development of ACU-6151 and development of our mobile Health applications or Patient Based Ophthalmology Suite, PBOS. This was offset by an upfront non-refundable fee of ¥560 million paid to YouHealth Eyetech Inc. in the prior year in connection with the option and license agreement for lanosterol technology.
Research and development expense related to clinical programs under the Emixustat Agreement decreased for the six months ended June 30, 2017 compared to same period in 2016, mainly due to the completion of the Phase 2b/3 clinical trial and related wind-down in activities related to such clinical trial following the termination of the Emixustat Agreement in 2016. In 2017, we incurred research and development expense related to the Emixustat clinical programs for Stargardt disease and proliferative diabetic retinopathy.

General and administrative

	Six Months Ended June 30,		2016 to 2017 ¥ Change	2016 to 2017 % Change
	2017	2016
General and administrative	¥771,455	¥1,668,262	¥(896,807)	(53.8)%
General and administrative expenses decreased ¥897 million for the six months ended June 30, 2017 compared to the same period in 2016 primarily due to the following:

•	we recognised less stock based compensation expense primarily due to fully vested market based awards and accelerated vesting for terminated executives in the prior year in the amount of ¥352 million;

•	we incurred ¥246 million less of corporate legal expense due to completing the Redomicile Transaction in the prior year;

•	due to having fewer employees in 2017, thereby decreasing personnel expenses by ¥228 million due to incurring fewer charges in salaries, taxes, other benefits, and travel;

•	for accounting, compliance, investor relations, consulting, and public relations fees decreased by ¥69 million due to changing of our auditors and the completion of our Otsuka collaboration;

•	other expenses decreased by ¥16 million; and

•	we increased expenses in the current year from the Seattle office move by ¥14 million primarily due to the write off of leasehold improvements.

(2)     Analysis of Financial Position

Current Assets

Current assets as of June 30, 2017 totaled ¥13,590 million, representing a decrease of ¥1,249 million compared to December 31, 2016.  This change was primarily the result of a decrease in our short-term investment holdings of ¥1,109 million paired with a decrease in trade accounts receivable of ¥213 million due to the ending of our collaboration with Otsuka offset by an increase in cash holdings of ¥135 million.

Non-current Assets

Non-current assets as of June 30, 2017 totaled ¥1,125 million, representing a decrease of ¥1,209 million from December 31, 2016.  This change was the result of transferring a portion of our long-term investment holdings to cash to fund pre-clinical research programs.

Current Liabilities

Current liabilities as of June 30, 2017 totaled ¥390 million, representing a decrease of ¥147 million compared to December 31, 2016.  This change was primarily a decrease in accrued compensation due to the Company having settled most of its severance liabilities related to two former executive officers.

Long-term Liabilities

The Company had ¥113 million in long-term liabilities as of June 30, 2017 which represented our long-term portion of deferred office rent. There were no material changes to our long-term liabilities as of June 30, 2017 compared to December 31, 2016.

Equity

Equity as of June 30, 2017 totaled ¥14,211 million, representing a decrease of ¥2,313 million from December 31, 2016.  This change was due to ¥1,986 million of net loss during the period and a decrease of foreign currency translation adjustments attributable to Japanese yen appreciation.

(3)     Analysis of Cash Flows

Cash and cash equivalents include all short-term, highly liquid investments with an original maturity date of three months or less as of the date of purchase. Cash equivalents consist of money market funds. Investments with maturities between three months and one year at the date of purchase are classified as short-term investments. Short-term investments are comprised of corporate debt securities, commercial paper, US government agency securities, and certificates of deposit.
As of June 30, 2017 and June 30, 2016, we had cash, cash equivalents and investments of ¥14,280 million and ¥15,904 million, respectively. Amounts on deposit with third-party financial institutions may exceed the US Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurance limits, as applicable.
We believe that our existing cash, cash equivalents and investment balances will be sufficient to fund our ongoing operating activities, working capital, capital expenditures and other capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the expansion of our research and development activities, and our ability to successfully in-license or acquire additional technologies. Other than our exclusive option to purchase the assets related to the Collaboration Agreement with EyeMedics, we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies. We may enter into these types of arrangements, which could require us to seek additional equity or debt financing.
The following section shows a summary of our cash flows for the six months ended June 30, 2017 and 2016:
Cash Flows from Operating Activities
Net cash used in operating activities was ¥1,619 million and ¥1,799 million for the six months ended June 30, 2017 and 2016, respectively. The change in the net cash used in operating activities is related to a ¥742 million decrease in cash payments for operating expenses offset by a ¥563 million decrease in cash collections of trade receivables.
Cash Flows from Investing Activities
Net cash provided by investing activities was ¥1,790 million and ¥1,855 million for the six months ended June 30, 2017 and 2016, respectively. Net cash provided by investing activities decreased due to purchases of investment securities of ¥1,950 million exceeding proceeds from maturities of corporate debt, commercial paper and US government agency securities of ¥1,883 million during the period.

Cash Flows from Financing Activities
Net cash provided by financing activities was ¥10 million and ¥448 million for the six months ended June 30, 2017 and 2016, respectively. Cash inflows from financing activities during 2017 decreased compared to the prior period due to lower proceeds from the issuance of common stock related to employee stock option exercises.

(4) Issues to Be Addressed
There are no significant changes to the Issues to Be Addressed for the second quarter ended June 30, 2017.

(5) Research and Development
Research and development expense was ¥1,299 million and ¥1,548 million for the six months ended June 30, 2017 and June 30, 2016, respectively. Please see "Research and Development" in "(1) Analysis of Results of Operations" and "3. Analyses of Financial Condition, Results of Operations and Cash Flows" above.

III.	CONDITIONS OF THE COMPANY
1.     Information on Shares, etc.

(1) Total Number of Shares, etc.
(a) Total Number of Shares

Class of Shares	Number of Shares Authorized to be Issued
Common Stock	151,358,476
Total	151,358,476

(b) Issued Shares

Class of Shares	Number of Issued Shares at the end of the period (June 30, 2017) (Shares)	Number of Issued Shares as of filing date (August 8, 2017) Shares	Name of stock exchange on which the Company is listed or names of authorized financial instruments firms associations	Description
Common Shares	37,972,073	37,986,659	Tokyo Stock Exchange (Mothers)	The number of shares constituting one unit is 100 shares

Note:	The number of common shares in the tables above excludes shares of our common stock issued from August 1, 2017 to the filing date of this quarterly report.

(2) Information on Stock acquisition right etc.
Not applicable.

(3) Exercises, etc., of moving strike convertible bonds, etc.
Not applicable.

(4) Contents of Rights Plan
Not applicable.

(5) Change in Number of Issued Shares, Capital Stock, etc.

Date	Changes in number of issued shares (Shares)	Balance of number of issued shares (Shares)	Changes in share capital (Thousands of yen)	Balance of share capital (Thousands of yen)	Changes in capital surplus (Thousands of yen)	Balance of capital surplus (Thousands of yen)
From April 1, 2017 to June 30, 2017 (Note1)	50,897	37,972,073	18,626	52,479	18,626	51,979
Notes:
1) The increase in the number of issued shares is due to the exercise of stock acquisition rights.
2) Due to the exercise of stock acquisition rights from July 1, 2017 to July 31, 2017, the number of issued shares increased by 14,586 shares, the share capital and the capital surplus increased by 4,765 thousands yen and 4,765 thousand yen, respectively.

(6) Major shareholders

Name	Address	Number of Shares Owned	Ownership Ratio
SBI Incubation Co., Ltd.	1-6-1, Roppongi, Minato-ku, Tokyo 106-0032, Japan	14,486,625	38.2%
Ryo Kubota, M.D., Ph.D.	Seattle, WA, U.S.A.	10,250,654	27.0%
Otsuka Pharmaceutical Co., Ltd.	2-9 Kanda-Tsukasamachi, Chiyoda-ku Tokyo 101-8535, Japan	1,888,011	5.0%
Otsuka Pharmaceutical Factory, Inc.	115 Kuguhara, Tateiwa, Muya-cho, Naruto, Tokushima, 772-8601, Japan	1,515,152	4.0%
Tokyo Weld Co Ltd.	2-28-1 Kitamagome, Ota-ku, Tokyo 143-0021, Japan	278,715	0.7%
Japan Securities Finance Co., Ltd.	1-2-10 Nihonbashi-Kayabacho, Chuo-ku, Tokyo, 103-0025, Japan	230,900	0.6%
Shin-Etsu Chemical Co., Ltd.	6-1, Ohtemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan	222,222	0.6%
DNP Holding USA Corporation	335 Ma Dison Avenue Third Floor, New York, NY, 10017-4611, U.S.A.	222,222	0.6%
Morgan Stanley Smith Barney LLC Clients Fully Paid SEG Account	1585 Broadway New York, NY, 10036, U.S.A.	153,745	0.4%
Fumiyuki Furui	Toshima-ku, Tokyo, Japan	102,000	0.3%
		29,350,246	77.3%

(7) Voting rights
(a) Issued Shares
As of June 30, 2017

Classification	Number of shares (Shares)	Number of voting rights (Units)	Description
Shares without voting rights	-	-	-
Shares with restricted voting rights (treasury stock, etc.)	-	-	-
Shares with restricted voting rights (others)	-	-	-
Shares with full voting rights (treasury stock, etc.)	-	-	-
Shares with full voting rights (others)	Common stock 37,970,500	379,705	-
Shares less than one unit	Common stock 1,573	-	-
Number of issued shares	37,972,073	-	-
Total number of voting rights	-	379,705	-

(b) Treasury Stock etc.
As of June 30, 2017

Name of shareholders, address	Number of shares held under own name (Shares)	Number of shares held under the names of others (Shares)	Total shares held (Shares)	Ownership percentage to the total number of issued shares (%)
-	-	-	-	-
Total	-	-	-	-

2.	Directors and Officers

There are no changes to the directors and officers of the Company during this quarterly period following the filing of the 2016 Annual Securities Report.

IV.	FINANCIAL CONDITIONS

1. Basis of preparation of the quarterly consolidated financial statements
The accompanying quarterly condensed consolidated financial statements of Kubota Pharmaceutical Holdings Co., Ltd. (“the Company”) have been prepared in accordance with international financial reporting standards, pursuant to the provisions of Article 93 of the Regulations Concerning Terminology, Forms and Preparation Methods of Quarterly Financial Statements, etc. (Ministry of Finance Ordinance No. 64, 2007).
Fractions of the amounts in quarterly consolidated financial statements of the Company are rounded to the nearest thousand yen.

2. Audit certification
Pursuant to Article 193-2, paragraph 1 of the Financial Instruments and Exchange Act of Japan, the quarterly consolidated financial statements for the six months ended 2017 (for the period from January 1, 2017 to June 30, 2017) were reviewed by BDO Sanyu & Co.

3. Specific efforts to ensure the appropriateness of consolidated financial statements
The Company has undertaken specific measures to ensure the appropriateness of its consolidated financial statements. In order to establish a structure for adequately understanding the accounting standards in detail and appropriately responding to changes in them, the Company has become a member of the Financial Accounting Standards Foundation and has been expanding its understanding of accounting standards as well as responding to new standards.

4. Establishment of a structure to enable the proper preparation of consolidated financial statements in accordance with IFRS
In terms of IFRS application, the Company keeps updated on the latest standards by obtaining press releases and statements of standards released by the International Accounting Standards Board, as necessary. Additionally, in order to properly prepare consolidated financial statements in accordance with IFRS, the Company has prepared Accounting Manuals in accordance with IFRS. The Company continually works towards the establishment of a structure that enables it to properly prepare consolidated financial statements under IFRS.

1.	Quarterly Financial Statements

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Yen in thousands)

		The date of transition to IFRS
	Note	January 1, 2016	December 31, 2016	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	6	¥613,678	¥1,042,474	¥1,177,421
Trade receivables	7	739,724	212,830	—
Other financial assets	7	12,921,792	13,213,631	12,104,581
Other current assets	8	248,194	370,206	307,883
Total current assets		14,523,388	14,839,141	13,589,885
Non-current assets:
Property, plant and equipment	9	110,961	78,111	39,725
Other financial assets	7	6,618,474	2,218,092	998,231
Other assets		37,871	37,053	86,644
Total non-current assets		6,767,306	2,333,256	1,124,600
Total assets		¥21,290,694	¥17,172,397	¥14,714,485
Liabilities and equity
Current liabilities:
Trade payables		¥24,966	¥51,132	¥38,815
Accrued liabilities		378,487	201,004	160,548
Accrued compensation		296,339	267,373	161,159
Deferred revenue		297,545	—	—
Deferred rent and lease incentives	10	17,247	17,795	29,322
Total current liabilities		1,014,584	537,304	389,844
Non-current liabilities:
Long-term deferred rent, lease incentives, and others		133,154	110,967	113,206
Total non-current liabilities		133,154	110,967	113,206
Total liabilities		1,147,738	648,271	503,050
Equity:
Share capital	11	500	19,082	52,479
Capital reserve		23,878,351	25,056,311	25,328,468
Accumulated deficit		(3,735,895)	(7,646,621)	(9,632,526)
Accumulated other comprehensive loss	12	—	(904,646)	(1,536,986)
Total equity attributable to owners of the Company		20,142,956	16,524,126	14,211,435
Total equity		20,142,956	16,524,126	14,211,435
Total liabilities and equity		¥21,290,694	¥17,172,397	¥14,714,485

See accompanying notes to condensed consolidated financial statements

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(Yen in thousands, except per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2017	2016	2017
Operating revenue		¥311,859	¥—	¥744,992	¥—
Expenses:
Research and development	13,14	482,531	646,157	1,547,990	1,299,084
General and administrative	14	720,836	344,230	1,668,262	771,455
Total expenses		1,203,367	990,387	3,216,252	2,070,539
Loss from operations		(891,508)	(990,387)	(2,471,260)	(2,070,539)
Other income (expense), net:
Financial income		38,571	39,488	79,081	79,881
Other income (expense), net		(263)	3,291	1,804	4,925
Total other income, net		38,308	42,779	80,885	84,806
Loss before income tax		(853,200)	(947,608)	(2,390,375)	(1,985,733)
Income tax expense	16	—	66	(1,995)	(172)
Net loss		(853,200)	(947,542)	(2,392,370)	(1,985,905)
Net loss attributable to owners of the Company		¥(853,200)	¥(947,542)	¥(2,392,370)	¥(1,985,905)
Net loss per share attributable to owners of the Company	17
Basic		¥(22.83)	¥(25.01)	¥(64.42)	¥(52.45)
Diluted		¥(22.83)	¥(25.01)	¥(64.42)	¥(52.45)

See accompanying notes to condensed consolidated financial statements

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS
(Yen in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2017	2016	2017
Net loss		¥(853,200)	¥(947,542)	¥(2,392,370)	¥(1,985,905)
Other comprehensive income (loss):
Items that may be reclassified to profit or loss
Cumulative translation adjustment, net of tax	12	(1,545,133)	(597,880)	(2,865,010)	(632,340)
Total comprehensive income (loss)		(2,398,333)	(1,545,422)	(5,257,380)	(2,618,245)
Total comprehensive income (loss) attributable to owners of the Company		¥(2,398,333)	¥(1,545,422)	¥(5,257,380)	¥(2,618,245)

See accompanying notes to condensed consolidated financial statements.

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Yen in thousands)

			Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Share Capital	Capital Reserve
	Amount	Amount
Balance at January 1, 2016	¥500	¥23,878,351	¥—	¥(3,735,895)	¥20,142,956
Share-based compensation	—	594,580	—	—	594,580
RSUs withheld for employee payroll taxes	—	(372,059)	—	—	(372,059)
Common stock issued in connection with stock option exercises (net of ¥352 million withheld for payroll taxes)	—	827,760	—	—	827,760
Net loss	—	—	—	(2,392,370)	(2,392,370)
Cumulative translation adjustment	—	—	(2,865,010)	—	(2,865,010)
Balance at June 30, 2016	¥500	¥24,928,632	¥(2,865,010)	¥(6,128,265)	¥15,935,857
Share-based compensation	—	189,559	—	—	189,559
RSUs withheld for employee payroll taxes	—	(132,597)	—	—	(132,597)
Common stock issued in connection with stock option exercises (net of ¥20 million withheld for payroll taxes)	18,582	74,291	—	—	92,873
Excess net tax benefit related to tax provision	—	(3,574)	—	—	(3,574)
Net loss	—	—	—	(1,518,356)	(1,518,356)
Cumulative translation adjustment	—	—	1,960,364	—	1,960,364
Balance at December 31, 2016	¥19,082	¥25,056,311	¥(904,646)	¥(7,646,621)	¥16,524,126
Share-based compensation	—	295,141	—	—	295,141
Common stock issued in connection with stock option exercises	33,397	(22,984)	—	—	10,413
Net loss	—	—	—	(1,985,905)	(1,985,905)
Cumulative translation adjustment	—	—	(632,340)		(632,340)
Balance at June 30, 2017	¥52,479	¥25,328,468	¥(1,536,986)	¥(9,632,526)	¥14,211,435

See accompanying notes to condensed consolidated financial statements.

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Yen in thousands)

		Six months ended June 30,
	Note	2016	2017
Cash flows from operating activities
Net loss		¥(2,392,370)	¥(1,985,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset impairment		—	55,519
Depreciation		16,614	15,912
Share-based compensation		594,580	295,141
Amortization, net, of premium/discount on marketable securities		88,896	13,901
Net loss on disposal of fixed assets		—	21,158
Changes in operating assets and liabilities:
Trade receivables		292,883	205,942
Other current assets		(27,995)	(67,685)
Accounts payable		36,208	(9,667)
Accrued liabilities		(6,150)	(33,291)
Accrued compensation		(16,708)	(98,009)
Deferred rent and lease incentives		(7,866)	18,796
Deferred revenue		(269,258)	—
Other assets		(107,590)	(51,071)
Net cash used in operating activities		(1,798,756)	(1,619,259)
Cash flows from investing activities
Interest earned on investments		78,384	79,833
Payments for purchase of investment securities		(3,815,543)	(5,765,520)
Proceeds from maturities of investment securities		5,594,615	7,477,823
Net additions to property and equipment		(2,088)	(1,839)
Net cash provided by investing activities		1,855,368	1,790,297
Cash flows from financing activities
Value of equity awards withheld for tax liability		(724,265)	—
Proceeds from issuance of common stock		1,172,467	10,413
Net cash provided by financing activities		448,202	10,413
Effect of exchange rate change on cash and cash equivalents		(134,457)	(46,504)
Increase in cash and cash equivalents		370,357	134,947
Cash and cash equivalents—beginning of period		613,678	1,042,474
Cash and cash equivalents—end of period	6	¥984,035	¥1,177,421

See accompanying notes to condensed consolidated financial statements

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Reporting Entity

Kubota Pharmaceutical Holdings Co., Ltd., the Company or Kubota Holdings, is a public company domiciled in Japan. The address of its registered office and principal place of business are disclosed on the Company's website.

The accompanying condensed consolidated financial statements consist of the Company and its consolidated 100% owned subsidiaries, Acucela Inc. and Kubota Ophthalmics Co., Ltd. Kubota Holdings is a clinical stage ophthalmology company that is committed to translating innovation into a diverse portfolio of drugs and devices to preserve and restore vision for millions worldwide. We have a broad product candidate portfolio of multiple technologies in the preclinical and clinical development stages intended to provide solutions to ophthalmic disorders affecting millions of people worldwide. We are pursuing development of our product candidates for debilitating diseases such as diabetic retinopathy/diabetic macular edema, cataract, retinitis pigmentosa, Stargardt disease, and age-related macular degeneration. As part of our mobile Health application initiatives, we are also developing technologies intended to detect nascent disease progression to improve treatment outcome in patients with wet age-related macular degeneration, diabetic macular edema and other neovascular retinal diseases. References in this report to the "Company", "we", "our" and "us" refer to Kubota Pharmaceutical Holdings Co., Ltd. and its subsidiaries, including Acucela Inc.

Redomicile Transaction

On December 1, 2016, we completed a corporate reorganization resulting in the change in corporate domicile, pursuant to which Kubota Holdings, a company organized under the laws of Japan, became the publicly traded parent company of Acucela Inc., a Washington corporation, or Acucela US. The change in domicile, or the Redomicile Transaction, was effected pursuant to an Agreement and Plan of Merger, dated as of August 9, 2016, by and among Acucela US, Acucela North America Inc., a Washington corporation and wholly-owned subsidiary of Kubota Holdings, or US Merger Co, and Kubota Holdings. At the effective time of the merger, (1) Acucela US was merged with US Merger Co, with US Merger Co surviving the merger as a wholly-owned subsidiary of Kubota Holdings and was renamed Acucela Inc., and (2) each issued and outstanding share of common stock of Acucela US, or Acucela US Common Stock, was cancelled and substituted into the right to receive one share of Kubota Holdings common stock, or Kubota Holdings Common Stock. An aggregate of approximately 37.8 million shares of Kubota Holdings Common Stock was delivered pursuant to the Redomicile Transaction prior to the listing of Kubota Holdings Common Stock on the Mothers market of the Tokyo Stock Exchange, or TSE, under the code “4596.”

2.    Basis of Preparation

Compliance with IFRS

The Company’s condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting, pursuant to the provision of article 93 of Regulations for Quarterly Consolidated Financial Statements, as the Company meets the criteria of a “Designated IFRS Specified Company” defined under article 1-2 of the regulations. The Company is adopting International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, for the first time this financial year (January 1, 2017 through December 31, 2017). The date of transition to IFRS, or the transition date, is January 1, 2016. The effects of the transition to IFRS 1, First-time Adoption of International Financial Reporting Standards, on Kubota Holdings’ financial position, financial performance and cash flows are presented in Note 19 “First Time Adoption of IFRS”. These condensed consolidated financial statements may need to be revised if there are subsequent pronouncements by the IASB that affect the periods presented.

Previously, condensed consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States, or US GAAP. The most recent condensed consolidated financial statements prepared under US GAAP were for the three months ended March 31, 2017.

IFRS 1 requires a first-time adopter to include at least three consolidated statements of financial position, two consolidated statements of profit or loss, two consolidated statements of changes in equity, two consolidated statements of cash flows and related notes in its first consolidated financial statements.

In addition, the Company is required to disclose the following reconciliations in its footnotes;
- the statement of financial position reconciling from US GAAP to IFRS as of the date of transition (January 1, 2016), the prior interim reporting period and the prior annual reporting period end.

- the statement of profit or loss and other comprehensive profit or loss from US GAAP to IFRS for the three and six months ended the prior interim reporting period and the year ended the prior annual reporting period.

Level of Rounding used in Presenting Amounts in the Financial Statements

The condensed consolidated financial statements are stated in Japanese yen. All financial information presented in Japanese yen is rounded to the nearest thousand.

Early Application of New Accounting Standards

The Company has early adopted both IFRS 9, Financial Instruments, amended in July 2014 and the Amendments to IFRS 2 amended in June 2016, Classification and Measurement of Share-based Payment Transactions.

New Standards and Interpretations Not Yet Adopted

IFRS 15, Revenue from Contracts with Customers, was issued in 2014 and replaces IAS 18, Revenue. It is required to be adopted by January 1, 2018. The amendments to IFRS 15 add clarifications in the following areas: (a.) identifying performance obligations; (b.) principal versus agent considerations; (c.) licensing application guidance; and (d.) practical expedients upon transition to reduce the effort and cost of initial application. IFRS 15 is not expected to have a significant effect on the Company’s accounting or disclosures.

IFRS 16, Leases, was issued in 2016 to replace IAS 17, Leases, IFRIC 4, Determining Whether An Arrangement Contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in financial statements by way of right of use assets and corresponding lease liabilities. Compared with the existing accounting for operating leases, it will also impact the classification and timing of expenses and consequently the classification between cash flow from operating activities and cash flow from financing activities. Early adoption is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, on or before the date of initial application of IFRS 16. We are currently evaluating the potential impact of adopting IFRS 16 on our condensed consolidated financial statements.

Other than noted above, we do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our condensed consolidated statement of financial position, statement of profit or loss, statement of comprehensive profit or loss and statement of cash flows.

3.    Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, including the statement of financial position on the transition date of IFRS.

(1) Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis.

(2) Basis of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the condensed consolidated financial statements. The financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases.

(3) Foreign Currencies

(i.) Foreign currency transactions

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The statements of financial position, statements of profit or loss, statements of comprehensive profit or loss and the statements of cash flows are presented in Japanese yen which is the functional currency of the Company and the presentation currency for the consolidated financial statements. The functional currency of Acucela Inc. is the US dollar. In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are translated at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. When the settlement of a monetary receivable or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such items are considered to form part of the net investment in the foreign operation and are recognised in other comprehensive income and presented in accumulated comprehensive income, a subcomponent of equity.

(ii.) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into Japanese yen at the foreign exchange rates prevailing at the end of reporting period. The revenues and expenses of foreign operations are translated into Japanese yen at the average rates of exchange at each month-end and non-cash gains and losses from these translations are recognised as a foreign currency translation adjustment included in accumulated other comprehensive income, a component of shareholders’ equity.

Cash and Cash Equivalents

We consider cash and investments in highly liquid financial instruments with an original maturity at purchase of three months or less to be cash equivalents.

Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity security of another entity. When the Company becomes party to the contractual provision of a financial instrument (at the transaction date), the financial instrument is recognised either as a financial asset or as a financial liability. When the Company purchases or sells a financial asset, the financial asset is recognised or derecognised at the trade date. Trade and other receivables are recognised as incurred. Financial liabilities such as trade payables are recognised when the Company becomes a party to the contractual provisions of the instrument. The Company does not possess any non-derivative FVTPL financial liabilities as of the end of this period. Transaction costs directly attributable to the acquisition of financial assets are recognised to the statement of profit or loss.

Except for our trade receivables (which are measured at their transaction price), the Company considers whether its financial assets should be classified as “financial assets measured at amortised cost”, “financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. The Company determines the classification of financial assets upon initial recognition based on its business model and its contractual cash flow characteristic. The Company’s non-trade receivable financial assets consist of corporate debt securities, commercial paper, securities issued by US government agencies and certificates of deposit.

The objective of the Company’s business model and its contractual cash flow characteristic is to preserve principal and fulfill liquidity needs. The Company holds financial assets in order to collect the contractual cash flows, and the contractual term of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As a result of the Company deciding to early adopt IFRS 9, Financial Instruments, amended in 2014, we classify all of our financial assets (except for trade receivables) at amortised cost. Financial assets measured at amortised cost are initially measured at their fair value and are subsequently re-measured to amortised cost using the effective interest method. Realized gains and losses are calculated using the specific identification method. Realized gains and losses and declines in value judged to be other-than-temporary are recorded within the statements of profit or loss under the caption other income (expense).

At each reporting date, the Company recognises a loss allowance for a financial instrument at an amount equal to its lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Where the credit risk on a financial instrument has not increased significantly since initial recognition, the allowance for that financial instrument is measured at an amount equal to 12-month expected credit losses. In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the company uses the change in the risk of a default occurring over the expected life of the financial instrument. Where the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

Financial liabilities such as trade and other liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument (at the transaction date). Financial liabilities are measured at fair value at initial recognition.

Property, Plant and Equipment

Property, plant and equipment are measured by using the cost model and presented at cost, less accumulated depreciation. We provide for depreciation of equipment on a straight-line basis over an estimated useful life of five years, except leasehold improvements which are amortised on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components. The estimated useful lives of the assets are regularly reviewed, and, if necessary, the future depreciation charges are accelerated. The estimated useful lives of major classes of depreciable assets are as follows:

Leasehold improvements	2-7 years
Tools, furniture and equipment	5 years

Expenditures for maintenance and repairs are expensed as incurred.

Fair Value

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date (i.e. an exit price). The carrying amounts reflected in the balance sheets for accounts receivable and accounts payable approximate fair value due to their short-term nature.

Revenue Recognition

One of our business strategies is to enter into collaboration agreements with pharmaceutical companies, strategic partners and financial partners for the development and commercialization of product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of regulatory and revenue milestones, and product sales or royalties on product sales.

Revenues are only recognised when, in management’s judgment, the services under a collaboration agreement have been performed or when the significant risks and rewards of ownership have been transferred and when the Company does not retain continuing managerial involvement or effective control over the goods sold. The Company has been party to agreements which involve upfront and milestone payments occurring over several years and which also involved certain future obligations. Therefore, for some transactions this resulted in cash receipts being initially recognised as deferred income and then released to income over subsequent periods on the basis of the performance of the conditions specified in the agreement.

Revenue recognised for the period ended June 30, 2016 consisted entirely of amounts derived from our collaboration agreements with Otsuka.

Single transactions are split into separately identifiable components to reflect the substance of the transaction, where necessary. Conversely, two or more transactions may be considered together for revenue recognition purposes, where the commercial effect cannot be understood without reference to the series of transactions as a whole.

We determined that the activities associated with development met the criterion for a separate unit of accounting, since these services had value to Otsuka on a standalone basis. Revenue from development efforts is recognised as services are incurred by third-parties. Revenue earned by full-time or part-time salaried employees is recognised using a proportional performance model based on hours worked. When we are able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognised using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Significant judgment is required in determining the level of effort required and the period over which we are expected to complete our performance obligations under each unit of accounting.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Share-Based Compensation

The Company early adopted the amendment to IFRS 2 issued in June 2016 which is effective January 1, 2018. The IASB made an exception to allow companies to maintain their classification of awards as equity settled instead of cash-settled for awards that had a net settlement feature to the taxing authority. We early adopted this amendment to IFRS 2 on net settled awards so that we would not need to re-classify awards paid to cover taxes from equity settled to cash settled.

All share-based payment awards are equity-settled and measured at fair value on the grant date. The fair value of share-based awards is determined using the Black-Scholes model and is recognised as an expense over the expected service period with an offset to equity. The expense is recognised as a component of research and development expenses and general and administrative expenses.

Risk-Free Interest Rate. We base the risk-free interest rate used in our option-pricing model on the implied yield currently available on US Treasuries issued with an equivalent term. Where the expected term of our stock-based awards does not correspond with the term for which an interest rate is quoted, we perform a straight-line interpolation to determine the rate from the available term maturities.

Expected Term. The expected term used in our option-pricing model represents the period that our stock-based awards are expected to be outstanding and is determined based on the simplified method. The simplified method uses a simple average of the vesting and original contractual terms of the option. We use the simplified method to determine the expected option term, since our stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term.

Dividend Yield. We have never paid cash dividends and have no present intention to pay cash dividends in the future. Accordingly, the expected dividend used in our option-pricing model is zero.

Expected Volatility. The volatility factor used in our option-pricing model is estimated using a probability weighted average of the Company's own volatility and the average volatility of comparable public companies. Due to lack of trading history for the Company, expected volatility has been based on an evaluation of the historical volatility of comparable public companies' share price, particularly over the historical period commensurate with the expected term. In 2016, we added the Company's share price as part of the evaluation and probability weighted the average of two groups. The expected term of the instruments has been based on historical experience and general option holder behavior.

Provisions and Contingent Liabilities

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business re-organization where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken. Restructuring costs are recognised as severance expense if it is probable that the offer will be accepted and estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value.

Lease Payments

Leases are classified as finance leases when substantially all the risks and rewards incidental to ownership are transferred to the lessee. All other leases are classified as operating leases. The Company does not have any finance leases. Payments made under operating leases are recognised in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Contingent rent is recognised as an expense in the period in which it is incurred.

Intangible Assets - Research and Development Costs

Internal research costs are those costs incurred for the purpose of gaining new scientific or technical knowledge and understanding. These costs are expensed as incurred. Internal development costs would qualify for capitalization as intangible assets only if all of the following criteria can be demonstrated:

• The technical feasibility of completing the development project successfully so that it will be available for use or sale.

• The intention to complete the development project.

• The ability to use or sell the results of the development project.

• That the development project would generate economic benefits. This would normally be evidenced by the existence and size of a market for the results of the project itself or the products that would result from the project.

• The availability of adequate technical, financial, and other resources to complete the development project.

• The ability to measure the development expenditure reliably that would qualify for capitalization as an intangible asset.

The amount initially recognised for internally-generated intangible assets is the sum of the expenses incurred from the date when the intangible assets first meet the recognition criteria listed above. The assets are amortised over the estimated period in which the development costs are expected to be recovered. If no future economic benefit is expected before the end of the life of assets, the residual carrying value is expensed. Subsequent to initial recognition, internally-generated intangible assets are measured using the cost model and reported at cost less accumulated amortization and accumulated impairment losses. Where no internally-generated intangible asset can be recognised, development costs are recognised as an expense in the period in which it is incurred.

Research and development costs include compensation paid to program managers, clinical data staff, medical associates and scientists who are salaried employees, as well as fees paid to external service providers and contract research organizations, or CROs. Costs may also include laboratory supplies, consulting, travel and an allocated portion of certain general operating costs, including facility and information technology costs.

In addition to its internal research and development activities, the Company is also the party to in-licensing and similar arrangements with its collaborative partners. Research and development resources acquired through in-licensing arrangements or separate purchases are capitalised as intangible assets if they are controlled by the Company, are separately identifiable, and are expected to generate future economic benefits, even if uncertainty exists as to whether the research and development will ultimately result in a marketable product. Consequently, upfront and milestone payments to third parties for pharmaceutical products or compounds before regulatory marketing approval are recognised as expense until future economic benefits can be realized either through ability to re-sell the in-licensed product, Food and Drug Administration, or FDA, approval is received or the start of manufacturing. Subsequent internal research and development costs incurred post-acquisition are treated in the same way as internal research and development costs. Once available for use, intangible assets are amortised on a straight-line basis over the period of expected benefit.

Impairment of Non-Financial Assets

An impairment assessment is carried out at each reporting date when there is evidence that an intangible asset in use may be impaired. In addition, intangible assets that are not yet available for use are tested for impairment annually. When the recoverable amount of an asset, being the higher of its fair value less costs to sell and its value in use, is less than its carrying value, then the carrying value is reduced to its recoverable amount (usually to zero). This reduction is reported in the statement of profit or loss as an impairment loss. Value in use is calculated using estimated cash flows. These are discounted using an appropriate long-term interest rate. If, subsequent to an impairment loss being recognised, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognizing the impairment reversal into profit.

Income Taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax is recognised in the statement of profit or loss, except to the extent that it is recognised in equity or other comprehensive income.

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Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and income taxes are levied by the same taxation authority on the same taxable entity. Deferred tax assets are recognised only for the deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which they can be utilized. The carrying amount of deferred tax assets are reviewed at the end of each reporting period, and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of that deferred tax assets to be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Earnings per share

Basic earnings per share are calculated by dividing loss for the period attributable to owners of the parent, by the weighted average number of ordinary shares outstanding during the period that is adjusted for the number of treasury shares and contingently issuable shares. Diluted earnings per share are calculated and adjusted for all of the effects of dilutive potential ordinary shares.

4.    Significant Accounting Estimates, Judgments and Assumptions

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions in order to determine the reported amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the notes to the condensed consolidated financial statements relating to contingent assets.

The following are items that require estimates and assumptions and are considered significant:

•	Useful lives of property, plant and equipment (see Notes 3 and 9).

•	Fair value of share-based compensation (see Notes 3 and 14).

•	Collectibility of contingent assets related to 1Co (see Note 8).

The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions of our accounting estimates will impact current and/or future periods.

5.    Segments

We operate in one segment: pharmaceutical product development. During the periods presented, all revenue was generated in the United States and all of our research assets are located in the United States.

6.     Cash and Cash Equivalents

Cash and cash equivalents represents the following:

	(Yen in thousands)
	The date of transition to IFRS
	January 1, 2016	December 31, 2016	June 30, 2017
Cash	¥465,097	¥306,693	¥374,559
Money market funds	148,581	735,781	802,862
Cash and cash equivalents	¥613,678	¥1,042,474	¥1,177,421

Cash and cash equivalents include all short-term, highly liquid investments with an original maturity date of three months or less as of the date of purchase. The Company maintains money market funds in both US dollars and Japanese yen.

7.    Financial Instruments and Fair Value Information

The Company manages cash, money market funds, commercial paper, US government securities, US corporate debt securities and certificates of deposit with the intent to preserve principal and fulfill the liquidity needs of the Company. The objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business.

In order to maintain or adjust its capital structure, the Company may issue new shares. The Board of Directors does not establish quantitative return on capital criteria for management and is not subject to any externally imposed capital requirements. The Company’s overall strategy with respect to capital management remains unchanged for the six months ended June 30, 2017.

	(Yen in thousands)
	The date of transition to IFRS
	January 1, 2016		December 31, 2016		June 30, 2017
	Amortised Cost	Fair Value	Amortised Cost	Fair Value	Amortised Cost	Fair Value
Level 2 Securities:
Commercial paper	¥—	¥—	¥3,027,380	¥3,026,367	¥2,020,491	¥2,019,584
US government agency securities	1,208,566	1,204,050	3,213,433	3,209,532	2,913,230	2,909,230
Corporate debt securities	17,410,240	17,346,257	9,023,164	9,012,296	8,007,811	7,999,376
Certificates of deposit	921,460	920,636	167,746	168,068	161,280	161,309
Total other financial assets	¥19,540,266	¥19,470,943	¥15,431,723	¥15,416,263	¥13,102,812	¥13,089,499

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Quoted prices in active markets for identical assets and liabilities,

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and

Level 3—Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

Prior to our date of transition to IFRS, the Company recorded its financial instruments at fair value with unrealized gains and losses flowing to other comprehensive income. The Company engages in a business model where its investment guidelines seek a preservation of principal rather than seeking a significant return on investment. Given the need of the Company to preserve working capital and maintain cash flow through interest earnings to meet liquidity needs, the Company records its other financials assets at amortised cost and has elected to early adopt IFRS 9, Financial Instruments, amended in 2014.

Under IFRS, investments are initially measured at fair value and are subsequently re-measured to amortised cost using the effective interest method. Interest earned for the three months ended June 30, 2017 and 2016 was ¥39 million and ¥39 million, respectively. Interest earned for the six months ended June 30, 2017 and 2016 was ¥80 million and ¥79 million, respectively.

Liquidity risk

We believe that our existing cash, cash equivalents and other financial assets will be sufficient to fund our ongoing operating activities, working capital, capital expenditures and other capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the expansion of our research and development activities and our ability to successfully in-license or acquire additional technologies with EyeMedics LLC., YouHealth Eyetech Inc. and the University of Manchester. We may enter into these types of arrangements, which could require us to seek additional equity or debt financing.

Foreign currency risk

Payments by Acucela US on behalf of Kubota Holdings, the parent company, may occasionally be made in US dollars. Accordingly, changes in exchange rates, and in particular a strengthening of the US dollar, may result in foreign exchange losses when payments to vendors are re-measured into Japanese yen. The Company mitigates risk by investing in a yen denominated money market fund which is not a foreign currency forward contract or a derivative investment. A hypothetical decrease in Japanese yen by 1% on foreign currency denominated financial instruments would result in an adverse change of approximately ¥1 million per quarter.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet its contractual obligations. Credit risk may also include the risk the Company faces when we enter into a contingent asset arrangement with a counterparty.

Our trade accounts receivable as of January 1, 2016 (the date of transition) and December 31, 2016 consist of amounts due from Otsuka Pharmaceutical Co., Ltd, or Otsuka. There was no provision for impairment for the period presented as all amounts have been collected to date.

Counterparty risk

Counterparty risk encompasses issuer risk on our debt securities. Counterparty credit risk and settlement risk is reduced by a policy of entering into transactions with counterparties (banks or financial institutions) that feature a strong credit rating. Issuer risk is reduced by only buying debt securities which are at least A rated for long-term securities and at least A1/P1/F1 rated for short-term investments and SP1/MiG1/VMIg1for short-term municipal bonds. Exposure to these risks is closely monitored. The limits are regularly assessed and determined based upon credit analysis including financial statement and capital adequacy ratio reviews. The Company does not expect any losses from nonperformance by these counterparties as our policy is to hold these securities until maturity. We do not have any significant grouping of exposures to financial sector or country risk.

Market risk

(1)	Interest rate risk

Our exposure to financial market risk results primarily from interest rate changes on our investments in US held debt securities. We do not invest in financial instruments or their derivatives for trading or speculative purposes. The three primary goals that guide our investment decisions, with the first being the most important, are: preservation of principal, fulfillment of liquidity needs, and balancing pre-tax return and portfolio risk. These objectives are achieved through specific guidelines around maturity parameters, credit quality and allowable investments. Our investment portfolio as of June 30, 2017 was well-diversified and included corporate debt securities, US government agency securities, certificates of deposit and money market funds.

We continually review our investments in debt securities in order to ensure our portfolio is appropriately balanced as part of our overall interest rate risk management strategy. Through this process, we consider both short-term and long-term factors in the US and global financial markets in making adjustments to our tolerable exposure. As of June 30, 2017, all of the debt securities that we held were fixed-rate earning instruments that carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates. We may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. A hypothetical increase in interest rates of 1% as of June 30, 2017 could result in an adverse change in the fair value of our investment portfolio of approximately ¥73 million.

We do not intend to sell these investments unless we are required to liquidate before recovery of our amortised cost basis. The declines in value of certain of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. We evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the security before recovery of the amortised cost basis. We do not consider these investments to be other-than-temporarily impaired as of June 30, 2017.

8.    Impairment losses

1Co, Inc. Refundable Fees

Other current assets as of December 31, 2016 include a refundable deposit from 1Co, Inc., or 1Co, of ¥56 million which represents contingent assets as of June 30, 2017. As the Company elected not to enter into a definitive written agreement with 1Co, 1Co has the option to enter into an alternative arrangement with a third party to develop its technology. In the event that 1Co is unable to enter into an alternative arrangement during the fiscal year 2017 with a third party, the Company may not receive a refund on fees paid during 2016. As we believe there to be a probability of non-collectibility on this balance, we have recorded a provision for impairment for this contingent asset as of June 30, 2017.

Seattle Office Move

As a result of our Seattle office move, the carrying amount of furniture and leasehold improvements was written down to current fair market value less any selling costs. The recoverable amount for any remaining assets was considered to be zero. Any difference between net book value and current fair value less selling costs was recorded as a net loss on disposal in our statement of operations for the three months ended June 30, 2017. Net losses on disposal of fixed assets for the three months ended June 30, 2017 were as follows:

(Yen in thousands)
Leasehold improvements	(12,503)
Tools, furniture and equipment	(8,655)
Net losses on property, plant and equipment	(21,158)

9.    Property, Plant and Equipment, net

Changes in the carrying amount of property, plant and equipment is shown below:

	(Yen in thousands)
	Leasehold improvements	Tools, furniture and equipment	Total
Cost as of January 1, 2016 (date of transition)	¥170,455	¥404,642	¥575,097
Acquisitions	—	5,314	5,314
Sales and disposals	—	(8,674)	(8,674)
Currency translation adjustment	(4,658)	(14,831)	(19,489)
Cost as of December 31, 2016	165,797	386,451	552,248
Acquisitions	—	4,088	4,088
Sales and disposals	(19,943)	(21,090)	(41,033)
Currency translation adjustment	(6,391)	(14,816)	(21,207)
Cost as of June 30, 2017	¥139,463	¥354,633	¥494,096

	(Yen in thousands)
	Leasehold improvements	Tools, furniture and equipment	Total
Accumulated depreciation as of January 1, 2016 (date of transition)	¥151,122	¥313,014	¥464,136
Depreciation expense	3,109	28,937	32,046
Sales and disposals	—	(8,579)	(8,579)
Currency translation adjustment	(4,778)	(8,688)	(13,466)
Accumulated depreciation as of December 31, 2016	149,453	324,684	474,137
Depreciation expense	1,347	14,565	15,912
Sales and disposals	(5,709)	(11,237)	(16,946)
Currency translation adjustment	(6,157)	(12,575)	(18,732)
Accumulated depreciation as of June 30, 2017	¥138,934	¥315,437	¥454,371

Depreciation expenses on property, plant and equipment are included in “Research and development” and “General and administrative expenses”.

10.    Operating Lease Arrangements

Lease Agreements

Japan Office Leases
On August 17, 2016, we entered into an agreement with Servcorp to lease office space for Kubota Holdings' corporate headquarters in Tokyo, Japan, the Current Tokyo Premises. The term of the lease commenced on September 1, 2016 and expired June 30, 2017.

On March 30, 2017, the Company and Tokyu Land Corporation entered into a new agreement relating to the lease of approximately 1,102 square feet of rentable office space located in 3-7-1 Kasumigaseki, Chiyoda-ku, Tokyo, Room 404, the New Tokyo Premises. The New Tokyo Premises serves as the Company’s headquarters. The term for the New Tokyo Premises commences on June 1, 2017 and expires on May 31, 2020. Annual base rent under the New Tokyo Premises is approximately ¥11 million.

US Laboratory and Office Leases

Acucela Inc. leases laboratory and corporate office space under operating leases. We are currently leasing office space in Seattle, Washington for general and administrative purposes. As a lessee, we sub-lease approximately 38,723 square feet from the Boeing Company pursuant to the terms of a Sublease Agreement dated June 26, 2014. We refer to this lease as the Boeing Sublease. To reduce administrative overhead costs, Acucela Inc. entered into a Sub-Sublease Agreement with Zillow, Inc., or the Zillow Sub-Sublease. Rental income from the Zillow Sub-Sublease covers Acucela Inc.'s obligations to the Boeing Company. The term of the Zillow Sub-Sublease commenced on June 1, 2017 and will continue until the expiration of the Boeing Sublease on February 28, 2022, unless Boeing terminates earlier on November 30, 2021. For the first three months of the term, Acucela Inc. will remain responsible for payment of rent to the Boeing Company. Following such three month period, the base rent shall be payable monthly by Zillow Inc. to Acucela Inc. In addition to base rent, Zillow Inc. will also be responsible for operating and other expenses owed by Acucela Inc. to the Boeing Company. The Zillow Sub-Sublease is subject and subordinate to the Boeing Sublease and Boeing's lease with the master landlord. During the term of the Zillow Sub-Sublease, Acucela Inc.’s obligations under the Boeing Sublease remains in force.

As a lessee, Acucela Inc. entered into a Sub-Sublease agreement with Integrated Diagnostics, Inc., or the Integrated Diagnostics Sub-Sublease for approximately 8,309 square feet of office space, or the New Seattle Premises on May 24, 2017. Monthly base rent under the Integrated Diagnostics Sub-Sublease is approximately ¥1.4 million per month for the first year of the term, subject to increases of approximately 5% annually on May 1st of each year.

No rent is payable for the first two months of the lease term. In addition to the base rent, Acucela is responsible for its pro rata share of building operating expenses, calculated with reference to the rentable square feet of the New Seattle Premises. The Integrated Diagnostics Sub-Sublease is subject and subordinate to Integrated Diagnostic’s sublease with Ball Janik, LLP dated November 20, 2014 and Ball Janik LLP’s lease of the New Seattle Premises with 818 Stewart Street Acquisition, LLC, the Master Landlord, dated July 19, 2010, or the 818 Stewart Master Lease. The Integrated Diagnostics Sub-Sublease contains customary default provisions allowing Integrated Diagnostics Inc. to terminate their agreement with Acucela Inc. if Acucela Inc. fails to cure a breach of any of its obligations within specified time periods. Acucela Inc. may not assign the Integrated Diagnostics Sub-Sublease or further sublet all or any part of the New Seattle Premises without prior written consent from Integrated Diagnostics Inc., Ball Janik LLP and the Master Landlord. The term of the Integrated Diagnostics Sub-Sublease expires on October 29, 2020.

Acucela Inc. leases approximately 17,488 square feet of laboratory and office space in Bothell, Washington. On January 4, 2017, Acucela Inc. and Nexus Canyon Park LLC entered into an amendment to the lease. Pursuant to the terms of the amendment, the term of the lease was extended to February 29, 2020, subject to Acucela Inc.’s right to extend the term for one additional two year period by written notice to Nexus.

11.    Share Capital

	The date of transition to IFRS
	January 1, 2016	December 31, 2016	June 30, 2017
Authorized shares	100,000,000	151,358,476	151,358,476
Issued shares outstanding	36,517,106	37,877,705	37,972,073

Capital reserve (yen in thousands)	23,878,351	25,056,311	25,328,468
Share capital (yen in thousands)	500	19,082	52,479

Shares of treasury stock	—	70	70
Treasury stock (yen in thousands)	—	¥64	¥64

Shares issued by the Company are no-par value common stock. As of June 30, 2017, 1,513,313 shares of common stock were reserved to be issued in conjunction with the Kubota Holdings Stock Plan. No new grants were issued during the six months ended June 30, 2017. The Kubota Holdings Stock Plan allows for the granting of stock options to employees, board members and consultants.

The changes in treasury stock for the periods presented above are shown above.

12.    Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss, net of related tax effects, presented in the condensed consolidated statement of changes in equity for the periods ended June 30, 2017 and December 31, 2016 are presented as follows:

Net changes in other financial assets measured at amortised cost

Balance at January 1, 2016 (date of transition to IFRS)	¥—

Accumulated other comprehensive loss	(15,395)
Derecognition of unrealized gains/(losses)	15,395
Currency translation adjustment	(904,646)
Balance at December 31, 2016	¥(904,646)

Currency translation adjustment	(632,340)
Balance at June 30, 2017	¥(1,536,986)

13.    Collaboration and License Agreements

Collaboration Agreement with EyeMedics

In December 2016, we entered into the Collaboration Agreement, with EyeMedics. Pursuant to the terms of the Collaboration Agreement, we and EyeMedics will jointly conduct through human proof of concept the pre-clinical and clinical development of ACU-6151, a biomimetic small molecule covered by a license from the University of Southern California for the treatment, prevention and diagnosis of ophthalmic diseases, with an initial focus on diabetic macular edema. The agreement includes an exclusive option to acquire the global rights to ACU-6151, including an initial candidate molecule for ophthalmic use. We may exercise the option at any time prior to 120 days following the conclusion of a proof of concept trial and a meeting between EyeMedics and the FDA to discuss final results of Phase 2 trials.

The proprietary technology, licensed by EyeMedics from the University of Southern California, modulates endogenous factors released during the inflammatory process at the early pathogenic stages of age related macular degeneration, proliferative diabetic retinopathy, diabetic macular edema and other retinal neovascular conditions.

Acucela Inc. and EyeMedics established a Joint Development Committee, or JDC, to meet semi-annually to determine the budget for the following year. The Company is required to advance any funds, less any remaining unused funds from the prior calendar half-year, to EyeMedics within 30 days of the JDC meeting. As of January 1, 2017, research and development work has started under the Collaboration Agreement.

Pursuant to the terms of the agreement, we paid non-refundable fees of ¥104 million in 2016 and ¥125 million in January 2017 to fund future collaboration efforts. We recognize these amounts as prepayments which we expense as research and development costs are incurred.

14.    Share-based Compensation

Equity-settled Awards

The Company classifies its share-based payments as equity settled awards. The Company elected to early adopt the amendments to IFRS 2 issued in June 2016, Classification and Measurement of Share-based Payment Transactions, effective January 1, 2016 (the date of transition). The amendment allows the Company to continue to classify tax withholdings on behalf of employees as equity settled awards instead of cash settled awards. The amount of cash paid and accrued to taxing authorities for employee tax withholdings on option exercises for the three and six months ended June 30, 2017 was ¥13 million and ¥29 million, respectively. The amount of cash paid and accrued to taxing authorities for employee tax withholdings on option exercises for the three and six months ended June 30, 2016 was ¥15 million and ¥355 million, respectively.

For the three and six months ended June 30, 2017, we recorded stock compensation expense of ¥127 million and ¥295 million, respectively. For the three and six months ended June 30, 2016, we recorded stock compensation expense of ¥184 million and ¥594 million, respectively.

Stock Option Grants

No new grants were issued during the six months ended June 30, 2017.

As of June 30, 2016, the Board had approved the grant of 999,800 Acucela US options under the Acucela US Equity Plans, of which 780,000 options were granted to our CEO, 120,000 options were granted to the Board of Directors and 99,800 options were granted to new employees. The contractual life of the options is ten years except for our CEO’s incentive stock option grant, which is five years.

The grant to our CEO included 390,000 Acucela US options which vest over a three-year period, with 33% vesting after one year and 67% vesting on a monthly pro rata basis thereafter. He was also granted 390,000 market-based Acucela US options which fully vested as of March 31, 2016.

The grants of 120,000 shares to our Board of Directors vest in equal monthly installments over four years from the date they were elected to the Board, May 1, 2015.

The grants to new employees vest 25% after one year and the remaining 75% on a monthly pro rata basis over the ensuing three years, with the options fully vesting four years from the grant date.

15.    Related Party Transactions

During the three and six months ended June 30, 2017, we paid termination benefits of ¥3 million and ¥46 million to two former key executive officers of Acucela Inc.

16.    Income Taxes

Due to our continuing losses, the Company did not record a deferred tax asset as of June 30, 2017 and 2016. The Company had an effective tax rate of 0% for the three and six months ended June 30, 2017 and 2016.

17.    Net Loss Per Share (in thousands)

	Three months ended June 30,		Six months ended June 30,
	2016	2017	2016	2017

Net loss used to calculate basic and diluted earnings per share	¥(853,200)	¥(947,542)	¥(2,392,370)	¥(1,985,905)

Weighted average number of shares	37,380	37,893	37,135	37,866

Stock options	782	57	626	100
Restricted stock units	263	—	267	—
Contingently issuable shares	53	7	55	11
Total dilutive shares	1,098	64	948	111

Weighted average diluted ordinary shares	38,478	37,957	38,083	37,977

Net loss per share

Basic	¥(22.83)	¥(25.01)	¥(64.42)	¥(52.45)
Diluted	¥(22.83)	¥(25.01)	¥(64.42)	¥(52.45)

For the six months ended June 30, 2017 and 2016, equity awards of 111,162 and 947,834 were excluded from the calculation of diluted net loss per share because the impact was anti-dilutive.

18.    Authorization of Condensed Quarterly Consolidated Financial Statements

Kubota Holdings' condensed quarterly consolidated financial statements were authorized for issue on August 8, 2017 by Dr. Ryo Kubota, Representative Director, Member of the Board of Directors, Chairman of the Board, President and Chief Executive Officer, and John Gebhart, Chief Financial Officer.

19.    First-time Adoption of IFRS

The Company is adopting IFRS for the first time this financial year (January 1, 2017 through December 31, 2017). The date of transition to IFRS is January 1, 2016. Upon transition to IFRS, the Company has adjusted amounts previously reported in its condensed consolidated financial statements prepared in accordance with US GAAP. The effects of the transition from US GAAP to IFRS on the Company’s reported statements of financial position, statements of profit or loss, statements of comprehensive profit or loss and statements of cash flows are explained in the reconciliations and notes that follow.

(1)     IFRS 1 Exemptions

IFRS 1 requires that first-time adopters of IFRS shall apply IFRS retrospectively to prior periods. However, it provides some mandatory exceptions and voluntary exemptions from full retrospective application. Adjustments as a result of the first-time adoption of IFRS and these exemptions are recognised through retained earnings or other components of equity at the date of transition. The Company has taken advantage of the following voluntary exemptions:

(a)	Foreign Currency Translation Adjustments

Cumulative foreign currency translation adjustments are deemed to be zero as of the transition date.

(b)	Share-Based Payment

IFRS 1 permits first-time adopters not to apply IFRS 2, Share-based Payment, to equity instruments that were granted after November 7, 2002 and which vested before the date of transition to IFRS. The Company has taken advantage of this exemption.

(2)    Reconciliation of US GAAP to IFRS and Related Notes

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations below. "Reclassifications" includes items that do not affect retained earnings and comprehensive loss. "Foreign Currency Translation" shows the difference each reporting period between using the spot convenience rate as reported in our pre-Redomicile Transaction financial statements and the average rate which we are now required to use under IFRS. "IFRS Adjustments" includes items that affect retained earnings and comprehensive loss.

(i)    Reconciliation of Equity as of the Transition Date (January 1, 2016)

						(Yen in thousands)
US GAAP	US GAAP	Reclassification	IFRS adjustments	IFRS	Note	IFRS
Assets						Assets
Current assets:						Current assets:
Cash and cash equivalents	¥613,678	¥—	¥—	¥613,678		Cash and cash equivalents
Accounts receivable from collaborations	740,546	(822)	—	739,724	A	Trade receivables
Investments	12,895,862	—	25,930	12,921,792	B	Other financial assets
Prepaid expenses and other current assets	247,372	822	—	248,194	A	Other current assets
Total current assets	14,497,458	—	25,930	14,523,388		Total current assets
						Non-current assets:
Property and equipment, net	110,961	—	—	110,961		Property, plant and equipment
Long-term investments	6,575,054	—	43,420	6,618,474	B	Other financial assets
Other assets	37,871	—	—	37,871		Other assets
Total non-current assets	6,723,886	—	43,420	6,767,306		Total non-current assets
Total assets	21,221,344	—	69,350	21,290,694		Total assets
Liabilities and shareholders’ equity						Liabilities and equity
Current liabilities:						Current liabilities:
Accounts payable	24,966	—	—	24,966		Trade payables
Accrued liabilities	378,487	—	—	378,487		Accrued liabilities
Accrued compensation	296,339	—	—	296,339		Accrued compensation
Deferred revenue from collaborations	297,545	—	—	297,545		Deferred revenue from collaborations
Deferred rent and lease incentives	17,247	—	—	17,247		Deferred rent and lease incentives
Total current liabilities	1,014,584	—	—	1,014,584		Total current liabilities
Commitments and contingencies
						Non-current liabilities:
Long-term deferred rent, lease incentives, and others	133,154	—	—	133,154		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	133,154	—	—	133,154		Total non-current liabilities
Total liabilities	1,147,738	—	—	1,147,738		Total liabilities
Shareholders’ equity:						Equity:
Common stock	23,878,851	(500)	—	23,878,351	C	Capital reserve
	—	500	—	500		Share capital
Accumulated other comprehensive loss	(69,350)	—	69,350	—	B	Accumulated other comprehensive loss
Accumulated deficit	(3,735,895)	—	—	(3,735,895)		Accumulated deficit
Total shareholders' equity	20,073,606	—	69,350	20,142,956		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥21,221,344	¥—	¥69,350	¥21,290,694		Total liabilities and equity

Notes to reconciliation of equity as of the date of translation to IFRS (January 1, 2016)

(A)	Reclassifications

Reclassifications: We reclassified less than ¥1 million in non-trade accounts receivable accounts from trade receivables to other current assets as of January 1, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit increased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. Short-term investments increased ¥26 million as of January 1, 2016. Long-term investments increased ¥43 million as of January 1, 2016. This increase impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

Reconciliation of Equity as of June 30, 2016

							(Yen in thousands)
US GAAP	US GAAP	Reclassification	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Assets							Assets
Current assets:							Current assets:
Cash and cash equivalents	¥984,035	¥—	¥—	¥—	¥984,035		Cash and cash equivalents
Accounts receivable from collaborations	383,442	(3,726)		—	379,716	A	Trade receivables
Investments	11,611,644	—	—	1,065	11,612,709	B	Other financial assets
Prepaid expenses and other current assets	162,083	3,726	—	—	165,809	A	Other current assets
Total current assets	13,141,204	—	—	1,065	13,142,269		Total current assets
							Non-current assets:
Property and equipment, net	81,401	—	—	—	81,401		Property, plant and equipment
Long-term investments	3,314,936	—	—	(7,924)	3,307,012	B	Other financial assets
Other assets	135,224	—	—	—	135,224		Other assets
Total non-current assets	3,531,561	—	—	(7,924)	3,523,637		Total non-current assets
Total assets	16,672,765	—	—	(6,859)	16,665,906		Total assets
Liabilities and shareholders’ equity							Liabilities and equity
Current liabilities:							Current liabilities:
Accounts payable	50,529	—	—	—	50,529		Trade payables
Accrued liabilities	316,248	—	—	—	316,248		Accrued liabilities
Accrued compensation	242,250	—	—	—	242,250		Accrued compensation
Deferred rent and lease incentives	15,539	—	—	—	15,539		Deferred rent and lease incentives
Total current liabilities	624,566	—	—	—	624,566		Total current liabilities
Commitments and contingencies
							Non-current liabilities:
Long-term deferred rent, lease incentives, and others	105,483	—	—	—	105,483		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	105,483	—	—	—	105,483		Total non-current liabilities
Total liabilities	730,049	—	—	—	730,049		Total liabilities
Shareholders’ equity:							Equity:
Common stock	21,216,853	(500)	3,591,558	120,721	24,928,632	C	Capital reserve
	—	500	—	—	500		Share capital
Accumulated other comprehensive loss	6,895	—	(2,865,046)	(6,859)	(2,865,010)	B	Accumulated other comprehensive loss
Accumulated deficit	(5,281,032)	—	(726,512)	(120,721)	(6,128,265)	C	Accumulated deficit
Total shareholders' equity	15,942,716	—	—	(6,859)	15,935,857		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥16,672,765	¥—	¥—	¥(6,859)	¥16,665,906		Total liabilities and equity

Notes to reconciliation of equity as of June 30, 2016

(A)	Reclassifications

Reclassifications: We reclassified ¥4 million in non-trade accounts receivable accounts from trade receivables to other current assets as of June 30, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. Short-term investments increased ¥1 million as of as of June 30, 2016. Long-term investments decreased ¥8 million as of June 30, 2016. This decrease impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

(C) Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this often results in additional expense being recorded in earlier periods. For the six months ended June 30, 2016, we recorded additional share-based compensation expense of ¥121 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the three months ended June 30, 2016

STATEMENT OF PROFIT OR LOSS
			(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥295,763	¥16,096		¥311,859		Operating revenue
Expenses:						Expenses:
Research and development	453,010	12,523	16,998	482,531	B	Research and development
General and administrative	676,736	42,194	1,906	720,836	B	General and administrative
Total expenses	1,129,746	54,717	18,904	1,203,367		Total expenses
Loss from operations	(833,983)	(38,621)	(18,904)	(891,508)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	36,636	1,935		38,571		Interest income
Other income (expense), net	(309)	46		(263)		Other income (expense), net
Total other income, net	36,327	1,981	—	38,308		Total other income, net
Loss before income tax	(797,656)	(36,640)	(18,904)	(853,200)		Loss before income tax
Net loss	¥(797,656)	¥(36,640)	¥(18,904)	¥(853,200)		Net loss
	¥(797,656)	¥(36,640)	¥(18,904)	¥(853,200)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(21.34)			¥(22.83)		Basic
Diluted	¥(21.34)			¥(22.83)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(797,656)	¥(36,640)	¥(18,904)	¥(853,200)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	20,891	—	(20,891)	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax	—	(1,545,133)	—	(1,545,133)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(776,765)	¥(1,581,773)	¥(39,795)	¥(2,398,333)		Total comprehensive income (loss)
	¥(776,765)	¥(1,581,773)	¥(39,795)	¥(2,398,333)		Total comprehensive income (loss) attributable to owners of the Company

Notes to the reconciliation of loss and comprehensive loss for the three months ended June 30, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥21 million for the three months ended June 30, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this often results in additional expense being recorded in earlier periods. For the three months ended June 30, 2016, we recorded additional share-based compensation expense of ¥19 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the six months ended June 30, 2016

STATEMENT OF PROFIT OR LOSS
				(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥682,293	¥62,699	¥—	¥744,992		Operating revenue
Expenses:						Expenses:
Research and development	1,370,864	143,109	34,017	1,547,990	B	Research and development
General and administrative	1,477,375	104,183	86,704	1,668,262	B	General and administrative
Total expenses	2,848,239	247,292	120,721	3,216,252		Total expenses
Loss from operations	(2,165,946)	(184,593)	(120,721)	(2,471,260)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	72,757	6,324	—	79,081		Financial income
Other income (expense), net	1,544	260	—	1,804		Other income (expense), net
Total other income, net	74,301	6,584	—	80,885		Total other income, net
Loss before income tax	(2,091,645)	(178,009)	(120,721)	(2,390,375)		Loss before income tax
Income tax benefit (expense)	(1,750)	(245)		(1,995)		Income tax benefit (expense)
Net loss	¥(2,093,395)	¥(178,254)	¥(120,721)	¥(2,392,370)		Net loss
	¥(2,093,395)	¥(178,254)	¥(120,721)	¥(2,392,370)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(56.37)			¥(64.42)		Basic
Diluted	¥(56.37)			¥(64.42)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(2,093,395)	¥(178,254)	¥(120,721)	¥(2,392,370)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	66,068	—	(66,068)	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax	—	(2,865,010)	—	(2,865,010)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(2,027,327)	¥(3,043,264)	¥(186,789)	¥(5,257,380)		Total comprehensive income (loss)
	¥(2,027,327)	¥(3,043,264)	¥(186,789)	¥(5,257,380)		Total comprehensive income (loss) attributable to owners of the Company

Notes to reconciliation of profit or loss and comprehensive profit or loss for the six months ended June 30, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥66 million for the six months ended June 30, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this often results in additional expense being recorded in earlier periods. For the six months ended June 30, 2016, we recorded additional share-based compensation expense of ¥121 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

Reconciliation of Equity as of December 31, 2016

							(Yen in thousands)
US GAAP	US GAAP	Reclassification	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Assets							Assets
Current assets:							Current assets:
Cash and cash equivalents	¥1,042,474	¥—	¥—	¥—	¥1,042,474		Cash and cash equivalents
Accounts receivable from collaborations	239,393	(26,563)	—	—	212,830	A	Trade receivables
Investments	13,205,924	—	—	7,707	13,213,631	B	Other financial assets
Prepaid expenses and other current assets	343,643	26,563	—	—	370,206	A	Other current assets
Total current assets	14,831,434	—		7,707	14,839,141		Total current assets
							Non-current assets:
Property and equipment, net	89,643	—	—	(11,532)	78,111	D	Property, plant and equipment
Long-term investments	2,210,404	—	—	7,688	2,218,092	B	Other financial assets
Other assets	37,053	—	—	—	37,053		Other assets
Total non-current assets	2,337,100	—	—	(3,844)	2,333,256		Total non-current assets
Total assets	17,168,534	—	—	3,863	17,172,397		Total assets
Liabilities and shareholders’ equity							Liabilities and equity
Current liabilities:							Current liabilities:
Accounts payable	51,132	—	—	—	51,132		Trade payables
Accrued liabilities	201,004	—	—	—	201,004		Accrued liabilities
Accrued compensation	267,373	—	—	—	267,373		Accrued compensation
Deferred rent and lease incentives	17,795	—	—	—	17,795		Deferred rent and lease incentives
Total current liabilities	537,304	—	—	—	537,304		Total current liabilities
Commitments and contingencies
							Non-current liabilities:
Long-term deferred rent, lease incentives, and others	110,967	—	—	—	110,967		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	110,967	—	—	—	110,967		Total non-current liabilities
Total liabilities	648,271	—	—	—	648,271		Total liabilities
Shareholders’ equity:							Equity:
Common stock	23,730,843	(19,082)	1,221,805	122,745	25,056,311	C	Capital reserve
	—	19,082	—	—	19,082		Share capital
Accumulated other comprehensive loss	285,249	—	(1,205,290)	15,395	(904,646)	B	Accumulated other comprehensive loss
Accumulated deficit	(7,495,829)	—	(16,515)	(134,277)	(7,646,621)	C,D	Accumulated deficit
Total shareholders' equity	16,520,263	—	—	3,863	16,524,126		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥17,168,534	¥—	¥—	¥3,863	¥17,172,397		Total liabilities and equity

Notes to reconciliation of equity as of December 31, 2016

(A)	Reclassifications

Reclassifications: We reclassified ¥27 million in non-trade accounts receivable accounts from trade receivables to other current assets as of December 31, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit increased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. Short-term investments increased ¥8 million as of as of December 31, 2016. Long-term investments increased ¥8 million as of December 31, 2016. This decrease impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

(C)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this often results in additional expense being recorded in earlier periods. For the year-ended December 31, 2016, we recorded additional share-based compensation expense of ¥123 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

Due to recording additional share-based compensation expense for the year-ended December 31, 2016, under IAS 12, Income Taxes, the Company did not assess any material tax impact from windfall or shortfalls when remeasuring awards to their intrinsic value at each reporting period end date.

(D) Website development costs

Adjustment: For the year ended December 31, 2016, the Company decreased Property and equipment, net to de-recognize website development costs required to be recorded as an asset under US GAAP in the amount of ¥12 million. The Company expensed the previously capitalized amount to general and administrative expense.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the year ended December 31, 2016

STATEMENT OF PROFIT OR LOSS
				(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥870,198	¥(23,944)	¥—	¥846,254		Operating revenue
Expenses:						Expenses:
Research and development	2,370,363	(83,043)	47,966	2,335,286	B	Research and development
General and administrative	2,620,904	(124,080)	85,295	2,582,119	B, C	General and administrative
Total expenses	4,991,267	(207,123)	133,261	4,917,405		Total expenses
Loss from operations	(4,121,069)	183,179	(133,261)	(4,071,151)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	161,254	(7,959)	—	153,295		Interest income
Other income (expense), net	7,307	(124)	—	7,183		Other income (expense), net
Total other income, net	168,561	(8,083)	—	160,478		Total other income, net
Loss before income tax	(3,952,508)	175,096	(133,261)	(3,910,673)		Loss before income tax
Income tax benefit (expense)	(41)	(12)	—	(53)		Income tax benefit (expense)
Net loss	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss
	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(105.64)			¥(104.52)		Basic
Diluted	¥(105.64)			¥(104.52)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	50,783	—	(50,783)	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax	300,296	(1,204,942)	—	(904,646)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(3,601,470)	¥(1,029,858)	¥(184,044)	¥(4,815,372)		Total comprehensive income (loss)
	¥(3,601,470)	¥(1,029,858)	¥(184,044)	¥(4,815,372)		Total comprehensive income (loss) attributable to owners of the Company

Notes to reconciliation of profit or loss and comprehensive profit or loss for the year ended December 31, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥51 million for the year-ended December 31, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this often results in additional expense being recorded in earlier periods. For the year-ended December 31, 2016, we recorded additional share-based compensation expense of ¥123 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

(C) Website development costs

Adjustment: For the year ended December 31, 2016, the Company increased general and administrative expense to de-recognize capitalised website development costs and related depreciation expense required to be recorded under US GAAP in the amount of ¥10 million.

Material items of reconciliation of the consolidated statements of cash flows for the six months ended June 30, 2016 and the year-ended December 31, 2016

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under US GAAP.

2.    Others

Not applicable.

PART II.    INFORMATION ON THE GUARANTOR

Not applicable.